December 2008 Pricing Sheet dated December 21, 2007 relating to Preliminary Terms No. 448 dated November 26, 2007 to Registration Statement No. 333-131266 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in Currencies

PLUS based on the Nikkei 225 Index due December 31, 2009
Performance Leveraged Upside SecuritiesSM
PRICING TERMS – DECEMBER 21, 2007
Issuer:	Morgan Stanley
Maturity date:	December 31, 2009
Underlying index:	Nikkei 225 Index
Aggregate principal amount:	$8,700,000
Payment at maturity per PLUS:
If final index value is greater than initial index value,
$10 + ($10 x  upside leverage factor x index percent increase)
If final index value is less than or equal to initial index value,
$10 x index performance factor
This amount will be less than or equal to the stated principal amount of $10.

Index percent increase:	(final index value – initial index value) / initial index value
Initial index value:	15,552.59, the index closing value of the underlying index on index business day immediately following the pricing date
Final index value:	The index closing value on the valuation date
Valuation date:	December 29, 2009, subject to adjustment for certain market disruption events
Upside leverage factor:	130%
Index performance factor	Final index value / initial index value
Maximum payment at maturity:	There is no maximum payment at maturity on the PLUS
Stated principal amount:	$10 per PLUS
Issue price:	$10 per PLUS (see “Commissions and Issue Price” below)
Pricing date:	December 21, 2007
Original issue date:	December 31, 2007 (5 business days after the pricing date)
CUSIP:	61747W778
Listing:	The PLUS will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. Incorporated
United States Federal Taxation:	Please see page 2 of this pricing sheet.
Commissions and Issue Price:	Price to Public(1)	Agent’s Commissions(1)(2)	Proceeds to Company
Per PLUS	$10	$0.20	$9.80
Total	$8,700,000	$174,000	$8,526,000
(1)
The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of PLUS purchased by that investor.  The lowest price payable by an investor is $9.925 per PLUS.  Please see “Syndicate Information” on page 5 of the accompanying preliminary terms for further details.

(2)	For additional information, see “Plan of Distribution” in the accompanying prospectus supplement for PLUS.

As of the issue date of the PLUS, we will have received the consent of Nikkei Inc., the publisher of the Nikkei 225 Index, to use and refer to the Nikkei 225 Index in connection with the PLUS.  Nikkei Inc. has the copyright to the Nikkei 225 Index.  All rights to the Nikkei 225 Index are owned by Nikkei Inc.  The PLUS are not sponsored, endorsed, sold or promoted by Nikkei Inc., and Nikkei Inc. makes no representation regarding the advisability of investing in the PLUS.

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE PRELIMINARY TERMS DESCRIBING THE OFFERING AND THE RELATED PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW.

Preliminary Terms No. 448 dated November 26, 2007
Amendment No. 2 to Prospectus Supplement for PLUS dated October 24, 2007
Prospectus dated January 25, 2006

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

PLUS Based on the Value of the Nikkei 225 Index due December 31, 2009
Performance Leveraged Upside SecuritiesSM

United States Federal Taxation:
The issuer believes that, under current law, the PLUS should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes.  Please see the applicable preliminary terms for the PLUS.  However, on December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments (such as the PLUS).  While the notice requests comments on appropriate transition rules and effective dates, Treasury regulations or other forms of guidance, if any, issued after consideration of these issues could materially and adversely affect the tax consequences of an investment in the PLUS, possibly on a retroactive basis.  The notice focuses in particular on whether to require holders of such instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which any income (including any mandated accruals) realized by non-U.S. holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge.  Both U.S. and non-U.S. investors considering an investment in the PLUS should consult their tax advisers regarding the notice and its potential implications for an investment in the PLUS.

December 2008	Page 2